UDR, INC.
1745 Shea Center Drive
Suite 200
Highlands Ranch, Colorado 80129
May 18, 2009
VIA EDGAR
Mr. Duc Dang
Attorney ‑ Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3010

RE:	UDR, Inc.
Annual Report on Form 10-K
Filed February 26, 2009
File No. 001-10524
Dear Mr. Dang:
This letter is in response to your comments included in your letter dated May 8, 2009 regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by UDR, Inc. (the “Company”) on February 26, 2009. For your convenience, we have set forth each of your comments below followed by our response to each comment.
Proxy Statement on Schedule 14A
Executive Compensation, page 18
1.	We note that you have included detailed information as to how the compensation committee determined the overall compensation for Messrs. Toomey, Troupe and Wallis, but that you have not included similar disclosure for your other named executive officers. Please include such information in future filings. Refer to Item 402(b)(1) of Regulation S-K.
Response: In response to the Staff’s comment, the Company will provide similar disclosure for other named executive officers in future filings. Specifically, to the extent

Mr. Duc Dang
May 18, 2009

applicable in future filings, the Company will include for each of the named executive officers information regarding:
•	The named executive officer’s base salary, short-term incentive compensation and long-term incentive compensation for the last completed fiscal year, to the extent applicable.
•	The mix of company performance versus individual performance used by the Compensation Committee to determine the named executive officer’s overall performance rating for compensation purposes.
•	The Compensation Committee’s general percentile rating relating to the named executive officer’s achievement of his or her primary individual performance goals.
•	Any factors considered in decisions to materially increase or decrease the named executive officer’s compensation, to the extent applicable.
2008 Compensation, page 21
2.	We note that a portion of each named executive officer’s compensation is based on company performance as measured by seven performance variables. Please quantify the goals established by the compensation committee, including target, threshold and maximum levels. We refer you to Item 402(b)(1) of Regulation S-K. Also confirm that you will include this information in future filings.
Response: As stated in the proxy statement, the seven performance variables are as follows: (1) total shareholder return, (2) FFO growth, (3) earnings multiple improvement, (4) same store revenue growth, (5) same store expense growth, (6) dividend growth, and (7) FFO payout ratios. The Company’s results with respect to these seven metrics were compared to the results of the ten peer group companies that are listed on page 21 of the Company’s proxy statement, and then ranked accordingly against the peer group companies for each of the seven metrics. The rankings for each of the seven metrics were then totaled for the Company and each of the peer group companies, with certain metrics weighted more heavily than others (specifically, total shareholder return was weighted three times as much, and FFO growth was weighted twice as much, as the other variables). Comparing the total score of the Company against the total scores of the peer group companies, the Company ranked second, resulting in a final determination that the Company scored in the 90th percentile among the peer group companies.
The Company’s performance percentile described above is a portion (25%) of the mix used by the Compensation Committee to determine the overall performance rating, or percentile, for the named executive officers. The Company’s performance percentile (90th percentile) and the portion of the mix (25%) used to determine the executive officer’s overall performance rating, were the same for all the named executive officers.

Mr. Duc Dang
May 18, 2009

In response to the Staff’s request, in future filings the Company will include disclosure similar to the information described above to the extent such information is applicable at the time.
We trust the responses above adequately address the Staff’s comments set forth in its letter dated May 8, 2009. Further, in response to your request the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any comments or inquires regarding the foregoing to the undersigned; telephone: (720) 283-6139; facsimile (720) 283-2451.
Sincerely,
/s/ David L. Messenger
David L. Messenger
Senior Vice President and Chief Financial Officer

Cc:	Warren L. Troupe, UDR, Inc.
Brian V. Caid, Kutak Rock, LLP